COMMENTS RECEIVED ON NOVEMBER 6, 2012

FROM EDWARD BARTZ

FIDELITY DEVONSHIRE TRUST (File Nos. 002-24389 and 811-01352)

1. Fidelity Large Cap Growth Fund, Fidelity Mid Cap Value Fund, and Fidelity Stock Selector Large Cap Value Fund (Form N-CSR Filing)

C: The Staff noted that the funds above have a significant investment in a single sector. The Staff requests an explanation of why sector specific disclosure is not included in the "Principal Investment Strategies" and "Principal Investment Risks" sections of the related prospectuses.

R: Sector specific disclosure is not included in the "Principal Investment Strategies" and "Principal Investment Risks" sections of the fund's prospectuses because the funds do not have principal investment strategies or principal investment risks associated with investments in a specific sector. While the funds do not invest
> 25% of their total assets in a single industry as a matter of fundamental policy, their sector exposure can and does fluctuate. Similarly, the funds' benchmark indices are not sector-specific and their sector exposure fluctuates. Large Cap Growth's recent holdings in the information technology sector and Mid Cap Value's and Stock Selector Large Cap Value's recent holdings in the financials sector are consistent with the recent weighting of those sectors in their respective benchmark indices. The indices' sector breakdowns as of October 31, 2012 were as follows:

Large Cap Growth:		Mid Cap Value:		Stock Selector Large Cap Value:
Russell 1000 Growth Index	31-Oct-12	Russell Midcap Value Index	31-Oct-12	Russell 1000 Value Index	31-Oct-12
Consumer Discretionary	16.58	Consumer Discretionary	9.56	Consumer Discretionary	8.06
Consumer Staples	12.89	Consumer Staples	4.85	Consumer Staples	7.27
Energy	4.02	Energy	9.08	Energy	16.61
Financials	4.50	Financials	30.64	Financials	27.00
Health Care	11.97	Health Care	6.98	Health Care	11.81
Industrials	12.30	Industrials	11.02	Industrials	8.97
Information Technology	31.36	Information Technology	9.63	Information Technology	5.98
Materials	3.84	Materials	6.10	Materials	3.87
Telecommunication Services	2.33	Telecommunication Services	1.48	Telecommunication Services	3.53
Utilities	0.22	Utilities	10.66	Utilities	6.91
	100.00		100.00		100.00

For Mid Cap Value and Stock Selector Large Cap Value, we note that the following prospectus disclosure also is relevant:

Mid Cap Value: "FMR uses the Russell Midcap Value Index as a guide in structuring the fund and selecting its investments. FMR considers the fund's security, industry, and market capitalization weightings relative to the index."

Stock Selector Large Cap Value: "FMR expects the fund's sector allocations will approximate the sector weightings of the Russell 1000 Value Index. While FMR may overweight or underweight one or more sectors from time to time, FMR expects the returns of the fund to be driven primarily by the security selections of the managers of each sector."

Fidelity Devonshire Trust (File Nos. 002-24389 and 811-01352)

_____________________________________________________________________________________

2. Tandy Representations (Form N-CSR Filing)

C: The Staff would like us to affirm the following three statements:

1) The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3) The funds may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the Federal Securities Laws.

R: We affirm the aforementioned statements.